Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Citizens Republic Bancorp, Inc.

Commission File No.: 001-33063

Date: September 13, 2012

FOR INTERNAL USE ONLY

FirstMerit Managers

Communication Review and Employee Q&A

Please review the attached Press Release and FirstMerit Employee Talking Points regarding the announcement of the acquisition of Citizens Bancorp headquartered in Flint, Michigan. This is an exciting time for our Bank and an opportunity that will significantly increase the size of our great franchise.

As with any change, some of your employees may have questions regarding this announcement. It is important that our communications are clear, consistent and reassuring. This is good news and a great way for us to capitalize on the strengths of our brand and expand into new markets.

Managers:

•	Be sure all employees have received copies of the Press Release, Paul Greig’s letter, and the FM employee talking points.

•	Set time aside to discuss these with your employees.

•	Set the tone - this is great news!

•	Ask your employees to direct any questions they may have directly to you – an employee Q&A is attached for your reference. If you don’t have the answers, please ask your manager.

•	Understand that this transaction remains subject to regulatory approval and other customary closing conditions.

•	Inform your team that regular acquisition updates and Q&A’s will be featured on FirstNet or communicated through managers.

For Internal Use Only

FirstMerit Managers

Employee Q&A Regarding the Citizens Bank Transaction

1.	Why Citizens Republic Bancorp? Is this a good fit for FirstMerit?

•

This is a very exciting opportunity! Citizens Bank and FirstMerit have very similar values and operating philosophies. There are many similarities between our two companies which will make for a very strong organization in an expanded five state footprint (pending regulatory approval).

2.	Will FirstMerit be moving its headquarters and/or banking operations?

•	No, FirstMerit will not be moving its headquarters from Akron.

•

There is no plan to move any banking operations at this time. As we work through the transition process there may be opportunities to retain some operational processes in other locations. It is too early to know any details at this point.

3.	Will there be new opportunities for both companies’ employees in terms of jobs and relocation?

•	With the combination of the two companies (pending regulatory approval) there will be new opportunity for personal career growth including expanded opportunities to relocate.

4.	Will you be closing any branches?

•	We are evaluating our branch network to best serve our customers. At this point it is too early to discuss details regarding any changes that may be made to either bank’s branch locations.

5.	What is the expected transition timeline?

•	Upon regulatory approval we are planning for legal closing to occur in the second quarter of 2013

For Internal Use Only

6.	What is the expected systems conversion date?

•	Pending regulatory approval, we will leverage our best-practice integration experience from our successful Chicago expansion and anticipate conversion sometime in 2013.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FirstMerit Corporation (“FirstMerit”) and Citizens Republic Bancorp, Inc. (“Citizens”), FirstMerit will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading “Financial Documents” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.